

Mail Stop 3720

August 14, 2007

<u>Via U.S. Mail and Fax (866) 350-7932</u>

Mr. Lewis Jaffe
President and Chief Executive Officer
Oxford Media, Inc.
One Technology Drive, Building H
Irvine, CA 92618

> **RE:** **Oxford Media, Inc.**
> **Form 10KSB for the year ended December 31, 2006**
> **Filed April 17, 2007**
>
> **Form 10-QSB for the period ended March 31, 2007**
> **Filed May 21, 2007**
> **File No. 0-51125**

Dear Mr. Jaffe:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2006

Financial Statements

Note 1: Organization, Business and Basis of Presentation and Significant Accounting policies, page F-6

1.   Refer to your accounting policy for discontinued operations on page F-8. Please expand the disclosure to address how CBC met the criteria in paragraph 30 of FAS 144 as of 12/31/06 or revise the financial statements to reclassify the operations of CBC as continuing operations, if the guidance in paragraph 33 of FAS 144 is applicable.

2.   Refer to your accounting policy for the allowance for system removal on page F-10. Please expand the policy to clarify how your policy complies with the guidance in paragraph 3 of FAS 143. Disclose when the liability is incurred and when you are able to determine a reasonable estimate of the fair value. Disclose the rationale for the timing of incurring the liability if it differs from the time of sale of the system.

3.   Please expand the disclosure on page F-11 to explain how you determined that the Series A and B preferred stock are "not conventional". Please also provide us with your analysis of the preferred stock and warrants under paragraph 12-33 of EITF 00-19. Tell us how the various reductions of the exercise price of the warrants impacted your analysis under EITF 00-19.

4.   We note that hotel guests can pay for VOD content in several ways: on their hotel bill, to the hotel directly and on a credit card paid to you. Disclose how you evaluated the guidance in EITF 99-19 for each of these payment methods and clarify whether and how you retain credit risk if the hotel patron elects to pay through their hotel bill.

Note 9: Debt, page F-23

5.   Refer to page F-24 of the Form 10-KSB and page 12 of the Form 10-QSB for the period ended March 31, 2007. We note that you have not made the required interest payment due March 1, 2007 on the Senior Notes. We also note that you did not make the December 1, 2006 interest payment as of December 31, 2006. Please expand the disclosure to include whether waivers were obtained and the date and term of any waivers. Please tell us whether the waivers were obtained prior to the issuance of the 12/31/06 financial statements, the period of the waivers and whether the lender waived their right to call the debt for more than one year for the default that existed at December 31, 2006 and the default that existed at March 31, 2007. Please also tell us how you determined the classification of the debt as long-term, using the guidance in paragraph 5 of FAS 78 and EITF 86-30 in your response. Please tell us whether you believe it is probable that the debt covenant violation will be cured during the period of the waiver.

Form 10-QSB for the period ended March 31, 2007

Note 6 – Derivative Liabilities, page F-8

6.   We note that you recognized a gain from the exercise of warrants during the period ended March 31, 2007. Please describe to us in detail your accounting treatment for the exercise of the warrants and your basis in the accounting literature for gain recognition.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response, as well as any filing made in response to this letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Claire DeLabar at (202) 551-3349 or Terry French, Accountant Branch

Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director